SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

hopTo Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

440271004

(CUSIP Number)

Jonathon R. Skeels

Novelty Capital, LLC

620 Newport Center Drive, 11th Floor

Newport Beach, CA 92660

(949) 415-6896

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 440271004

1	NAME OF REPORTING PERSON Novelty Capital Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,305,711
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,305,711
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 440271004

1	NAME OF REPORTING PERSON Novelty Capital Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,305,711
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,305,711
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 440271004

1	NAME OF REPORTING PERSON Novelty Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,305,711
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,305,711
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 440271004

1	NAME OF REPORTING PERSON Jonathon R. Skeels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 1,305,711
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,305,711
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.32%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This statement constitutes an amendment to the Schedule 13D filed by the undersigned reporting persons on April 2, 2018 (as amended to date, the “Schedule 13D”) with respect to shares of common stock, par value $.0001 per share (the “Common Stock”), of hopTo Inc., a Delaware corporation (the “Issuer”).

Item 1. Security and Issuer

Item 1 of the Schedule 13D is amended by restating the Reporting Persons’ holdings of Common Stock as follows:

The Reporting Persons (as defined below) beneficially own 1,305,711 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 13.32% of the outstanding shares of Common Stock, based on 9,804,400 shares of Common Stock outstanding as of November 14, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2018.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended by restating the Reporting Persons’ address as follows:

(b) The address of the principal business and principal office of each of the Reporting Persons is 620 Newport Center Drive, 11th Floor Newport Beach, CA 92660.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended by adding the following:

On December 28, 2018, Novelty Capital Partners LP purchased an aggregate 330,000 shares of Common Stock for an aggregate consideration (including brokerage commission) of $99,000. Novelty Capital Partners LP funded these amounts out of its capital.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following disclosure.

On December 20, 2018, Novelty Capital, LLC submitted a commitment letter to the Issuer for an acquisition credit facility to be funded by Novelty Capital, LLC or its affiliated investment vehicles.

On December 26, 2018, the Issuer’s board of directors accepted Novelty Capital, LLC’s lending commitment and granted a waiver under the Issuer’s tax benefits preservation rights agreement for the Reporting Persons to acquire up to 19.9% of the outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended by adding the disclosure in Item 4 of this amendment.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 30, 2018, among Novelty Capital Partners LP, the General Partner, Novelty Capital, LLC and Jonathon R. Skeels (incorporated by reference to Exhibit 99.1 to the Schedule 13D).

99.4*	Commitment Letter, dated December 20, 2018 from Novelty Capital, LLC to the Issuer

*	Filed herewith

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2019

NOVELTY CAPITAL PARTNERS LP

By: Novelty Capital Partners GP LLC, its General Partner

By: Novelty Capital, LLC, sole member of the General Partner

By	/s/ Jonathon R. Skeels
Jonathon R. Skeels
Managing Partner

NOVELTY CAPITAL PARTNERS GP LLC

By:	Novelty Capital, LLC, sole member of the General Partner

By:	/s/ Jonathon R. Skeels
Jonathon R. Skeels
Managing Partner

NOVELTY CAPITAL, LLC

By:	/s/ Jonathon R. Skeels
Jonathon R. Skeels
Managing Partner

By:	/s/ Jonathon R. Skeels
Jonathon R. Skeels

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